P.E. 1/31/02

02016629

FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Commission File Number: 0-30530

Supplement for Month of January, 2002

Crayfish Co., Ltd.
(Translation of registrant's name into English)

WICS Bldg., 6th Floor, 2-1, Ikebukuro 2-chome, Toshima-ku, Tokyo 171-0014 Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

Information furnished on this form:

Table of Contents

1. English translation of the press release dated January 24, 2002: notice of removal of Intranets K.K. as a consolidated subsidiary of Crayfish Co., Ltd. under Japan GAAP
2. English translation of the press release dated February 4, 2002: Crayfish announces operation results for the 1st quarter ended December 31, 2001 of the fiscal year ended September 30, 2002(FY02)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Crayfish Co., Ltd.

Date: February 15, 2002

By: ______________________
Shenqiu Liu
President and Representative Director

CONTACT IN JAPAN
Crayfish Co., Ltd.
Shenqiu Liu
Chief Executive Officer
ir@crayfishco.jp
+81-3-5957-0644

Crayfish Announces Operation Results For the 1st Quarter Ended December 31, 2001 of the Fiscal Year Ended September 30, 2002 (FY02)

Tokyo/New York, February 4, 2002 – Crayfish Co., Ltd. (NASDAQ: CRFH; MOTHERS: 4747) (hereinafter "Crayfish" or the "Company"), a provider of e-mail hosting services (trademark "DESKWING") and other Internet-related services for small and medium-sized enterprises, today announced the results of its operations for the 1st quarter ended December 31, 2001. All figures are unaudited and prepared in accordance with accounting principles generally accepted in the United States for interim financial information.

1Q/FY02 Financial Highlights*

For the three months ended December 31, 2001 and 2000

	(JPY) 1Q/FY02	(JPY) 1Q/FY01	(US $) 1Q/FY02
Total Revenues	**1,031**	1,899	**7,870**
Income (Loss) from Operations	**576**	(4,178)	**4,398**
Net Income (Loss)	**572**	(4,185)	**4,363**
Net Income (Loss) Per Share - Basic	**55,784.56**	(410,839.09)	**425.71**
- Diluted	**55,735.62**	-	**425.33**

Notes:
1. In millions of yen and thousands of U.S. dollars except per share data.
2. U.S. dollar amounts have been translated at the rate of JPY 131.04=US$1, the spot rate of Federal Reserve Bank in the U.S. on December 31, 2001.

*The Crayfish fiscal year ends on September 30. The designation 1Q/FYO2 refers to the fiscal year 2002 first quarter ended December 31, 2001, 1Q/FY01 to the fiscal year 2001 first quarter ended December 31, 2000, and 4Q/FY01 to the fiscal year 2001 fourth quarter ended September 30, 2001.

1Q /FY02 in Review

The Company's highlighted operation results and activities during 1Q/FY02 are as follows:

- **Obtaining positive net income for the first time on a quarter basis since its IPO**
- **Obtaining positive cash flows**
- **Obtaining higher gross profit margins**
- **New CEO Shenqiu Liu defined Crayfish's Corporate Principles**
- **Introduction of newpersonnel administration system**
- **Taking steps to start afresh its business by eliminating accumulated deficits**

Obtaining positive net income for the first time on a quarter basis since its IPO in 1Q/FY02
The Company's management has modified its overall operations. First, the Company changed its selling strategy. The Company terminated the DESKWING promotion campaign, which offered some customers discounts of up to 50% at the end of September 2001. The Company realizes that e-mail hosting service is less about price competition than about the customer support vital for the success of its services. The Company has already made significant progress in this regard by bringing its call center in-house, thereby enabling reliable, efficient, and highly valued customer support for its subscribers. As a result of providing such customer support, the Company was able to moderate the number of cancellations while realizing an increase in per unit price. Therefore, the Company now has higher revenue in 1Q/FY02, compared to the revenue in 4Q/FY01. Secondly, the effects of the Company's restructuring "Business Revival Plan" announced on July 25, 2001 began to emerge: lower cost of revenues, lower selling, general and administrative expense, and lower research and development expenses. Because of the aforementioned factors, the Company obtained net income JPY 572 million in 1Q/FY 02.

Obtaining positive cash flows
The Company generated positive cash flow: 549 million (net cash provided by operating activities), 65 million (net cash provided by investing activities), -15 million (net cash used in/provided by financing activities), and 599 million (net increase in cash and cash equivalent).

Obtaining higher gross profit margin
Gross profit margin for 1Q/FY02 was 82.7%, compared to the ratio of 59.4 % in 1Q/FY01 and 76.0 % in 4Q/FY01. The higher gross profit margin in 1Q/FY02 is attributable to the reductions in the size of the Company workforce, which was a part of the restructuring plan mentioned above, and to a increase in the unit price while moderating the number of cancellations by enhancing customer support.

Introducing new personnel administration system
The Company terminated the annual income system and introduced the monthly income system which consists of fixed monthly salary, over-time salary, and incentive awards. In addition, the Company re-evaluates the monthly salary of each employee every three months.

The Company introduced a new personnel administration system: i) any worker who achieves good outcomes for the Company will be highly evaluated regardless of academic history, work experience within the Company, positions, age, gender, or nationality, ii) the Company will reward workers based upon performance regardless of academic history, work experience within the Company, age, gender or nationality, iii) the standards for performance evaluations are to be based upon contribution to the bottom-line (e.g., how much a worker improves profits or decreases costs), and iv) a manager in any department is given the right to hire new employees for his or her department, to reward their workers in the manager's discretion and can freely organize his or her department within established budget constraints to pursue the most efficient form of organization. By using the new system, the Company intends to make any worker think like a manager and motivate him or her to become a manager in the future.

New CEO Shenqiu Liu

The Company's new CEO Shenqiu Liu, who was appointed in November 15, 2001, defined its corporate principles: maximizing the values of shareholders, and pursuing profitability. Under these two principles, the Company is approaching its business with a fresh perspective.

Management Changes

The following individuals were appointed as directors and auditors at the shareholders' meeting on December 20, 2001:

Directors: Shenqiu Liu, Koji Yamamoto, Shinya Kinoshita, Amane Horiuchi
Auditors: Shunji Harane

Status of DESKWING Subscribers

During 1Q 12/02, the Company acquired a total of 235 new DESKWING subscribers, down 60.6% from 597 in 4Q 9/01. Cancellations increased mainly due to the termination of the discount campaign at the end of September 2001 and reached 7,759, up 66.8% from 4,651 in 4Q/FY01. Nevertheless, the cancellations in 1Q/FY02 were lower than the Company's initial expectations due to the Company's significant enhancement of its customer support.

Table 1: Changes in Number of DESKWING Subscribers

	1Q /FY02	4Q/FY01	3Q/FY01	2Q/FY01	1Q/FY01
New	**235**	597	865	321	2,010
Cancelled	**7,759**	4,651	6,648	9,691	10,919
Month-End Balance	**23,733**	31,257	35,310	41,093	50,463

Taking steps to start afresh its business by eliminating the accumulated deficit

The Japanese Commercial Code provides that an amount equal to at least 10% of cash dividends and other distributions from retained earnings paid by the Company be appropriated as a legal reserve. No further appropriation is required when the legal reserve equals 25% of the common stock account. The appropriated retained earnings may be used to eliminate or reduce a deficit by resolution of the shareholders or may be transferred to the common stock account by resolution of the board of directors.

The regular shareholders' meeting held on December 20, 2001 approved, pursuant to the Japanese commercial code, elimination of the accumulated deficit of JPY 12,071,755 thousand as of September 30, 2001 recorded in the statutory book of accounts, using JPY 12,071,575 thousand of additional paid-in capital and JPY 180 thousand of legal reserve. As a result, the entire deficit as of September 30, 2001 recorded in the statutory book was eliminated.

Through the elimination of the past deficit, the Company re-started its business with a fresh perspective along with its new CEO and new management.

1Q/FY02 Financial Results

Revenues

In 1Q/FY02, total revenues were JPY 1,031 million, down 45.7% from JPY 1,899 million in 1Q/FY01 and up 33.0% from JPY 775 million in 4Q/FY01. The increase in total revenues from 4Q/FY01 was attributable to an increase in unit price per customer and moderating cancellations by enhancing customers support as mentioned above: the Company terminated the DESKWING promotion campaign at the end of September 2001; and the Company's significant progress in strengthening customer support moderated the number of cancellations. All revenues in 1Q/FY02 were derived from the Company's e-mail hosting service, DESKWING and its related services.

Costs of Revenues

Total cost of revenues decreased 76.9% to JPY 178 million in 1Q/FY02 from JPY 771 million in 1Q/FY01, and decreased 4.3% from JPY 186 million in 4Q/FY01. The decrease of the total cost of revenue from 4Q/FY01 is attributable to the Company's restructuring officially announced in July.

Gross Profit

The Company recorded a gross profit of JPY 853 million in 1Q/FY02, a 24.4% decrease from JPY 1,128 million in 1Q/FY01 and a 44.8% increase from JPY 589 million in 4Q/FY01. Gross profit margin for 1Q/FY02 was 82.7%, compared to the ratio of 59.4% in 1Q/FY01 and that of 76.0% in 4Q/FY01. The increase in gross margin from 4Q/FY01 reflects the increase in the unit price per customer due to the termination of DESKWING discount campaign, the success in moderating the number of subscriber cancellations by enhancing its customer support, and the effect of the restructuring.

Operating Expenses

Total operating expenses decreased 94.8% to JPY 277 million in 1Q/FY02 from JPY 5,306 million in 1Q/FY01, and decreased 60.1% from JPY 695 million in 4Q/FY01. This extreme decrease from 1Q/FY01 was primarily attributable to the absence of the JPY 3.5 billion-termination fee for the outsourcing contract with Hikari Tsushin, Inc. paid on November 6, 2000. The decrease from 4Q/FY01 was due to the Company's restructuring efforts.

Selling, general and administrative expenses (SG&A) decreased to JPY 176 million in 1Q/FY02, down 76.5% from JPY 748 million in 1Q/FY01 and down 73.3% from JPY 659 million in 4Q/FY01. The decrease in SG&A expenses was mainly due to the effects of the restructuring.

Research and development (R&D) were JPY 18 million in 1Q/FY02, down 95.5% from JPY 401 million in 1Q/FY01, and down 40.0% from JPY 30 million in 4Q/FY01. The decrease from 4Q/FY01 is due to the effects of the restructuring which eliminated unprofitable projects and technical development.

Income from Operations

As a result of the aforementioned factors, the Company recorded an income from operations of JPY 576 million in 1Q/FY02. This figure compares with a loss of JPY 4,178 million in 1Q/FY01 and a loss of JPY 105 million in 4Q/FY01.

Business Outlook

The Market

The Company's primary target customers are small and medium-sized enterprises ("SMEs"). The Company believes that there is a strong potential for future growth in demand by SMEs for the Company's services. According to Japan Network Information Center (November 2001), there are approximately 4.83 million SMEs in Japan, approximately only 450,000 (9%) have registered domains.

New CEO Shenqui Liu's Three Steps for the Company's Success

First Step: restructuring the Company

After the management changes in June 2001, the Company started the restructuring of its finances, work force, and organization based upon its "Business Revival Plan" announced in July 2001. As a result of the restructuring, the Company reduced costs of revenues and of SG&A expenses for 4Q/FY01. Hence, the Company succeeded in achieving positive operating cash flow for the month of September 2001. In 1Q/FY02, the effects of the restructuring were appeared more strongly, and the Company gained net income since its IPO and a much larger amount of positive cash flows.

Second Step: increasing net subscribers by enhancing customer support, products and services, and sales force

After succeeding in the restructuring, the Company has taken a next step to keep its current subscribers and to obtain new customers.

A. Customer support: the Company has further strengthened its customer support to keep its current customers by increasing customer satisfaction. First, as mentioned above, the Company has already made significant progress in enhancing customer support by bringing its call center in-house, thereby helping to ensure reliable, efficient, and highly valued customer support for its subscribers. Second, the Company started to send Mail Magazine, which contains frequently asked questions and answers via e-mail to all its subscribers twice a month. Third, the Company is now emphasizing the quality of its technical support. For example, the Company has launched the new optional service "Virus Check" in partnership with Network Associates in January 2002. Its virus check service not only enhances security and reliability for its subscribers, thereby moderating cancellations by subscribers, but also enhances the reliability of the Company's services.

B. Products and services: because of the success in enhancing direct communications with its subscribers through its in-house call center, the Company is now able to collect detailed feedback from its subscribers. Based upon analyzing the feedback, the Company has been planning to enhance new DESKWING optional services and to develop new products in order to keep its current subscribers and to acquire new customers. For instance, the Company has already launched one of the "Virus Check" service with forming partnership with Network Associates as mentioned above. Applications for using the optional service have been steadily increasing. The Company is in the process of formulating a strategy to acquire new customers as well. The Company has been considering offering DESKWING, which currently offered in a single standard form at a single price, at a variety of prices, with varying features so that customers will be able to choose the service according to their needs more precisely. The Company realizes that SMEs, its prime target customer base, have a variety of needs and the Company is preparing a variety of services and products with flexible pricing in order to meet these needs.

C. Sales force: the Company had sought to increase its productivity by reducing the size of its sales force during its restructuring. After the reductions of the sales force, the Company has been strengthening in its sales force under the principles: i) customer concerns first, ii) providing services and products based upon customer needs, iii) providing professional support by enhancing knowledge of its products and services, and iv) further increasing the productivity of its sales force. Under the principles, the Company intends to expand its sales force in the future.

Third Step: to be the best Partner of IT companies by offering total quality products
In the future, the Company may consider alliances or merger in order to offer new products or services. The Company intends to grow further by offering total quality products to IT companies.

By implementing the strategies above, the Company aims to increase revenue and profits stably so that the Company will be able to meet its corporate principle of maximizing shareholder value.

Company Information

The Company was incorporated in Japan on October 16, 1995 for the purpose of engaging in business related to information technology. The Company's main operation is to provide e-mail hosting services (trademark 'DESKWING') to small and medium-sized enterprises. DESKWING hosting service provides customers with e-mail addresses with their own domain extensions.

Corporate Headquarters:

Crayfish Co., Ltd.
6F., WICS Bldg. 2-2-1 Ikebukuro Toshima-ku, Tokyo 171-0014 Japan
Tel: +81-3-5957-0644

Safe Harbor

This release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Crayfish cautions readers that forward-looking statements are based on Crayfish's current expectations and involve a number of risks and uncertainties. Factors that could cause actual results to differ materially are (i) competition from other providers in the Japanese email and web-hosting market; (ii) Crayfish's limited operating history; (iii) failure to maintain the reliability and security of its services; (iv) Crayfish's ability to maintain and expand its customer base; (v) an unforeseen decline in earnings as a result of an unforeseen decline in Crayfish's customer base; (vi) an unforeseen change in the prices of the Company's services in response to changes in market demand for its services; (vii) an unforeseen decline in earnings as a result of corporate changes carried out by major shareholders of Crayfish; (viii) an unforeseen change in the technology underlying its products and services; and (ix) market acceptance of new services; in addition to other risk factors appearing from time to time in Crayfish's filings with the United States Securities and Exchange Commission. Crayfish assumes no obligation to update this information which speaks as of the date of this release unless specifically noted otherwise.

All figures are unaudited and prepared in accordance with accounting principles generally accepted in the United States for interim financial information.

Crayfish

CRAYFISH CO., LTD.
BALANCE SHEETS
(Unaudited)
As of December 31, 2001 and 2000 and September 30, 2001
(in thousands)

	December 31, 2001			December 31, 2000		September 30, 2001	
	US$ (Note3)	JPY	%	JPY	%	JPY	%
ASSETS							
Current assets:							
Cash and cash equivalents	116,209	15,227,870	94.0	18,293,508	77.1	14,629,199	93.7
Time deposit in banks	1,526	200,000	1.1	—	—	—	—
Restricted cash	114	15,000	0.1	950,000	4.0	—	—
Accounts receivable, net	537	70,430	0.4	19,203	0.1	30,714	0.2
Accounts receivable due from a related party	—	—	—	188,161	0.8	—	—
Consumption tax refund	—	—	—	—	—	113,606	0.8
Prepaid expense and other current assets	2,078	272,269	1.7	274,481	1.2	269,729	1.7
Total current assets	120,464	15,785,569	97.3	19,725,353	83.2	15,043,248	96.4
Property and equipment, net	1,954	256,095	1.7	3,115,578	13.2	349,391	2.2
Investments in an affiliate	—	—	—	600,000	2.5	127,374	0.8
Investments in equity stock	972	127,374	0.8	31,900	0.1	33,250	0.2
Deposits	188	24,624	0.2	232,187	1.0	55,636	0.4
Other assets	6	763	0.0	3,214	0.0	763	0.0
Total assets	123,584	16,194,425	100.0	23,708,232	100.0	15,609,662	100.0
LIABILITIES AND SHAREHOLDERS' EQUITY							
Current liabilities:							
Current portion of long-term debt	1	142	0.0	839,461	3.6	127	0.0
Accounts payable	1,020	133,602	0.8	379,644	1.6	174,369	1.1
Accounts payable due to a related parties	328	42,989	0.3	90,877	0.4	6,964	0.0
Accrued liabilities	155	20,296	0.1	190,386	0.8	41,625	0.3
Consumption tax payable	297	38,880	0.3	3,175	0.0	—	—
Total current liabilities	1,801	235,909	1.5	1,503,543	6.4	223,085	1.4
Long-term debt	—	—	—	—	—	215	0.0
Lease obligation-long term	1	167	0.0	1,327,911	5.6	—	—
Total liabilities	1	167	0.0	1,327,911	5.6	215	0.0
Common stock	61,495	8,058,325	49.7	8,044,888	33.8	8,058,075	51.6
Additional paid-in capital	52,114	6,828,996	42.2	18,934,915	79.9	18,805,670	120.5
Legal reserve	—	—	—	180	0.0	180	0.0
Retained earnings (deficit)	8,173	1,071,028	6.6	(6,103,205)	(25.7)	(11,477,563)	(73.5)
Total shareholders' equity	121,782	15,958,349	98.5	20,876,778	88.1	15,386,362	98.6
Total liabilities and shareholders' equity	123,584	16,194,425	100.0	23,708,232	100.0	15,609,662	100.0

Crayfish

CRAYFISH CO., LTD.
STATEMENTS OF INCOME (OPERATIONS)
(Unaudited)
For the Three Months Ended December 31, 2001 and 2000 and For the Year Ended September 30, 2001
(in thousands, except per share data)

	Three Months Ended						
	December 31, 2001			December 31, 2000		The Year Ended September 30, 2001	
	US$ (Note3)	JPY	% of Sales	JPY	% of Sales	JPY	% of Sales
Revenues	7,870	1,031,361	100.0	1,898,660	100.0	5,337,049	100.0
Cost of revenues	1,361	178,379	17.3	770,569	40.6	2,806,270	52.6
Gross profit	6,509	852,982	82.7	1,128,091	59.4	2,530,779	47.4
Operating expenses:							
Service fee to a related party	—	—		657,729		663,721	
Selling, general and administrative	1,345	176,279		747,758		2,677,473	
Termination fees	—	—		3,500,000		3,500,000	
Research and development	136	17,806		400,594		1,014,774	
Loss on disposal of equipment	452	59,244		—		404,362	
Loss on impairment of equipment	—	—		—		2,110,529	
Expenses related to business restructure	178	23,302		—		305,646	
Total operating expenses	2,111	276,631	26.8	5,306,081	279.4	10,676,505	200.0
Income (loss) from Operations	4,398	576,351	55.9	(4,177,990)	(220.0)	(8,145,726)	(152.6)
Other income (expense) :							
Interest income (expense), net	7	876		(29,281)		(129,690)	
Foreign exchange gain (loss), net	(12)	(1,598)		15,530		24,690	
Loss on devaluation of investments in an affiliate	—	—		—		(399,377)	
Loss on sale of long-term investments	—	—		—		(186,000)	
Loss on termination of lease contracts	—	—		—		(212,316)	
Allowance for short-term loans	—	—		—		(254,000)	
Equity in losses of an affiliate	—	—		—		(73,249)	
Expenses related to litigation	(20)	(2,655)		—		(150,211)	
Gain on sale of investment	76	9,975		—		—	
Other income (expense), net	(79)	(10,262)		7,884		(29,486)	
Income (loss) before provisions for income taxes	4,370	572,687	55.5	(4,183,857)	(220.4)	(9,555,365)	(179.0)
Provisions for income taxes	7	950		950		3,800	
Net income (loss)	4,363	571,737	55.4	(4,184,807)	(220.4)	(9,559,165)	(179.1)
Net income (loss) per share-basic	US$ 425.71	JPY 55,784.56		JPY (410,839.09)		JPY (936,622.09)	
-diluted	425.33	55,735.62		—		—	
Shares used in per share calculation-basic		10,249		10,186		10,206	
-diluted		10,258		—		—	

Crayfish

CRAYFISH CO., LTD.
Statements of Cash Flows
(Unaudited)
(in thousands)

	Three Months Ended		
	December 31, 2001		December 31, 2000
	US$	JPY	JPY
Cash flows from operating activities:			
Net income (loss)	4,363	571,737	(4,184,807)
Adjustments to reconcile net loss to net cash used in operating activities:			
Amortization of deferred compensation	—	—	34,344
Depreciation and amortization	332	43,508	218,670
Loss and disposal of equipment	452	59,244	—
Allowance for doubtful accounts	6	838	24,926
Gain on sale of investments	(76)	(9,975)	—
Changes in operating assets and liabilities:			
Accounts receivable	(309)	(40,554)	(205,098)
Prepaid expenses and other current assets	847	111,066	12,402
Accounts payable	(36)	(4,742)	172,991
Accrued liabilities	134	17,551	(18,107)
Other	(1,526)	(200,000)	30,123
Net cash provided by (used in) operating activities	4,187	548,673	(3,914,556)
Cash flows from investing activities:			
Purchase of investments-subsidiary	—	—	(600,000)
Proceeds from sale of investment	330	43,225	—
Proceeds from sale of equipment	4	517	—
Acquisition of property and equipment	(77)	(9,973)	(208,955)
Deposits	237	31,012	500
Net cash provided by (used in) investing activities	494	64,781	(808,455)
Cash flows from financing activities:			
Principal payments on capital leases	0	(33)	(492)
Proceeds from issuance of stock options exercised	2	250	—
Increase in restricted cash	(114)	(15,000)	—
Net cash provided by (used in) financing activities	(112)	(14,783)	(492)
Net increase (decrease) in cash and cash equivalents	4,569	598,671	(4,723,503)
Cash and cash equivalents at beginning of period	111,639	14,629,199	23,017,011
Cash and cash equivalents at end of period	116,208	15,227,870	18,293,508
Supplemental Cash Flows Information:			
Cash transactions:			
Cash paid for income taxes	US$ 23	JPY 2,989	JPY 3,131
Cash paid for interest	0	6	359

CRAYFISH CO., LTD.
NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

1. Nature of Operations

Crayfish Co., Ltd. (the "Company") was incorporated in Japan on October 16, 1995 for the purposes of business related to Information Technology. The Company's main operation is to provide e-mail hosting services (trademark "Deskwing") to small and medium-sized businesses. Deskwing hosting service provides customers with e-mail addresses with their own domain extensions.

2. Summary of Significant Accounting Policies

Basis of presentation

The Company maintains its records and prepares its financial statements in accordance with generally accepted accounting principles in Japan. Certain adjustments and reclassifications, including those relating to stock compensation expenses, accounting for leases and accrual of certain expenses, and impairment of long-lived assets have been incorporated in the accompanying financial statements to conform with generally accepted accounting principles in the United States of America ("U.S. GAAP"). These adjustments were not recorded in the statutory accounts.

Accounts denominated in foreign currencies have been re-measured into Japanese yen, the Company's functional currency. Foreign currency gains and losses from re-measurement, which have been insignificant, are included in the statements of income (operations).

Financial instruments

Cash equivalents are highly liquid investments with original maturities of three months or less as of the date of purchase.

The amounts reported for cash equivalents, receivables and other financial instruments are considered to approximate fair values based upon comparable market information available at the respective balance sheet dates. Financial instruments that potentially subject the Company to concentrations of credit risks comprise principally cash, investments and accounts receivable. The Company maintains its cash balances at a variety of financial institutions and has not experienced any material losses relating to such instruments. The Company invests its excess cash in accordance with an investment policy which authorizes the investment of excess cash in money market funds and time deposits. Concentration of credit risk with respect to accounts receivable are limited due to the large number of customers comprising the Company's customer base.

Derivative financial instruments

Derivative financial instruments are occasionally utilized by the Company to manage risk exposure to movements in foreign exchange rates. The Company enters into forward exchange contracts to obtain foreign currencies, mainly U.S. dollar, at specified rates based on expected future cash flows for each currency. The Company does not hold derivative financial instruments for trading purposes.

Prior to an adoption of Statement of Financial Accounting Standards No.133, "Accounting for Derivative Instruments and Heading Activities" (SFAS 133), these contracts were accounted for on an accrual basis with cash settlements recorded as an adjustment to foreign exchange gains and losses. The premium or discount on the contracts was charged to expense as incurred. Foreign exchange forward contracts not settled by the period end were marked to market and included in income as an offset to foreign exchange gain/losses recorded on the existing assets and liabilities.

Effective October 1, 2000, the Company adopted SFAS 133. Changes in the value of derivative financial instruments are measured at the balance sheet date and recognized in current earnings or other comprehensive income depending on whether the derivative is designated as part of a hedge transaction and, if is, the type of transaction. The premium or discount on the contracts is amortized over the life of the contract. The Company has not entered into any derivative contracts since August, 2000.

Property and equipment

Property and equipment are stated at cost less depreciation and amortization. Depreciation and amortization for property and equipment is provided using the straight-line method over the estimated useful lives of the respective assets, which are generally three years for office equipment, leasehold improvement and purchased software. Maintenance and repairs are charged to expense as incurred. Major repairs and improvements, which extend the lives of the related assets, are capitalized and depreciated at applicable straight-line rates.

Long-lived assets

Whenever circumstances indicate, the Company assesses the recoverability of long-lived assets by determining whether the amortization of the asset balance over its remaining life can be recovered through undiscounted future operating cash flows of the long-lived assets. The amount of impairment, if any, is measured based on projected discounted future operating cash flow and is recognized as a write down of the asset to a net realizable value.

Revenue recognition

The Deskwing hosting services are based on one-year contractual rates per customer domain name for the first time customer. After passing one year, the contract is automatically extended but the customer can cancel the contract anytime in a two-month advance. Revenues are recognized on a monthly basis for each customer domain name covered by the respective contract.

The Company performs ongoing credit evaluations of its customers' creditworthiness and does not require collateral. The Company maintains allowances for potential credit losses and such losses have been within management's expectations.

Research and development costs

Costs incurred in the research and development of new software products are expensed as incurred until technological feasibility is established. Development costs are capitalized beginning when a product's technological feasibility has been established and ending when the product is available for general release to customers. Technological feasibility is established when the product reaches the beta stage. To date, products and enhancements have generally established technological feasibility and have been released for sale at substantially the same time.

Income taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and tax basis of the underlying assets and liabilities as well as operating loss and tax credit carry-forwards. A valuation allowance is recognized if it is anticipated that some or all of a deferred tax asset may not be realized.

Advertising and promotional costs

The Company expenses advertising and promotional costs as they are incurred.

Computation of earnings per share

Basic net loss per share is computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding for the period. Since the Company has incurred losses for the first quarter ended December 31, 2000, options and warrants were not included in the computation of diluted earnings per share, as such options and warrants would be considered antidilutive.

Free share distribution

On occasion, the Company may make a free share distribution to its shareholders which is accounted for either by a transfer of application par value from additional paid-in capital to the common stock account, or with no entry if shares are distributed from the portion of previously issued shares accounted for as excess of par value in the common stock account. Under the Japanese Commercial Code, a stock dividend which is paid out of profit can be effected by an appropriation of retained earnings to the common stock account by resolution of the general shareholders' meeting, followed by a distribution with respect to the amount as appropriated by resolution of the board of directors. Such distributions, when they occur, are reflected retrospectively.

Risk of business concentration

As mentioned in "Nature of Operations" in Note 1, the Company's current main operation is to provide e-mail hosting services (trademark "Deskwing") to small and medium-sized businesses. The Company previously had three main businesses from which they generate revenues: Deskwing hosting service, Other Hosting services, and System Development services:

Deskwing hosting service provides customers with e-mail addresses with their own domain extensions.

Other Hosting services were a proprietary software operating system, which the Company had internally developed to run its e-mail hosting and other Internet-related applications.

System Development services generated revenue by contracting directly with customers for the creation of Internet Web pages.

The Company has intensified its resources into Deskwing and its related services and the Company's business is concentrated in Deskwing hosting services. All most revenues and gross profits for the first quarter ended December 31, 2001was produced by only Deskwing hosting service To reduce business concentration risk, the Company tries to establish several kinds of new businesses, the Company started to restructure its business strategy toward the end of the prior year in order to provide customers refined hosting services and support thereto, reflecting the changes in needs of an Information Technology industry in Japan. The Company plans to release new products into market during this fiscal year.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to conform to the presentation of the quarter ended December 31, 2001. These reclassifications have no effects on previously reported results of operations and shareholders' equity.

3. U.S. Dollar Amounts

U.S. dollar amounts presented in the accompanying financial statements are included solely for the convenience of the reader, using the spot rate of Federal Reserve Bank in the U.S. at December 31, 2001. As the amounts shown in U.S. dollars are for convenience only, the approximate current rate at December 31, which is JPY 131.04 to US$1.00. The convenience translation should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rates of exchange.

4. Change from the Equity Method

The Company acquired a 47.1% interest in Intranets K.K., 4,000 shares of common stock, for JPY 600,000 thousand on December 22, 2000, over the operation of which the Company cannot exert significant influence and, therefore, the equity method had been applied to this investment. At the end of the forth quarter of the year ended September 30, 2001, this investment was devaluated to JPY 128,000 in accordance with the valuation made by the third party based on the value of Intranets K.K. for the preparation of the sale of this investment in near future. On October 1, 2001, the request of sale of the common stock made by the Company was accepted by other shareholders and the special shareholders' meeting of Intranets K.K held on January 21, 2002 approved that Intranets K.K will purchase 2,667 shares and will exchange 1,333 shares for 1,333 shares of the preferred stock without voting rights. Under the circumstance, 4.000 shares of common stock of Intranets K.K are deemed to be owned temporarily and, effective October 1, 2001, the cost method is applied to this investment.

5. Elimination of Accumulated Deficit

The regular shareholder's meeting held on December 20, 2001 approved, pursuant to the Japanese Commercial Code, to eliminate accumulated deficit of JPY 12,071,755 thousand as of September 30, 2001 recorded in the statutory book of account, using JPY 12,071,575 thousand of additional paid-in capital and JPY 180 thousand ($2 thousand) of legal reserve. As a result, the entire deficit as of September 30, 2001 recorded in the statutory gook was eliminated.

Crayf!sh

FOR IMMEDIATE RELEASE

Notice of removal of Intranets K.K. as a consolidated subsidiary of Crayfish Co., Ltd. under Japan GAAP

Tokyo/New York, July 26, 2001 – Crayfish Co., Ltd. (NASDAQ: CRFH; MOTHERS: 4747) (Crayfish or the Company), a leading provider of e-mail and web-hosting and other Internet-relate services to small and medium-sized businesses in Japan, announced today that it has taken steps t revise the terms of its alliance with Intranets K.K. As a result, Intranets K.K. will no longer be included as a consolidated subsidiary in Crayfish's consolidated financial results under Japanese Generally Accepted Accounting Principles (Japan GAAP) as of December 31, 2001.

1. Crayfish-Intranets K.K. Alliance

On December 15, 2000, Crayfish made a JPY 600 million strategic equity investment (representir 47.1% of Intranets K.K.'s outstanding shares) in Intranets K.K. and formed an alliance with Intranets K.K. to provide it with Crayfish's paid e-mail and web-hosting services on an original equipment ma nufacturer basis with the intent of expanding its customer base by marketing to Intranets K.K. 's customers.

After having reviewed the Company's overall group company strategy as outlined in its business revival plan of June 2001, Crayfish has determined that in its current form, the alliance has not produced the positive synergistic value it had originally expected. As a result, the Company has undertaken steps to reduce its influence in Intranets K.K.

2. Removal of Intranets K.K. from Japan GAAP consolidated financial results

As a result, Intranets K.K. will no longer be included as a consolidated subsidiary in Crayfish's consolidated financial results under Japanese Generally Accepted Accounting Principles (Japan GAAP) as of December 31, 2001.

About Intranets K.K.

Intranets K.K., incorporated in January 2000, is the Japanese subsidiary of U.S. based Intranets.cor and offers ASP services to Japanese companies and organizations. At January 24, 2002, Intranets K.K. had capital stock outstanding of JPY 675 million and 8,500 outstanding shares. In the second fiscal year from its inception, ended July 2001, Intranets KK had revenues of JPY 86.7 million, an operating loss of JPY 230.6 million and a net loss of JPY 244.5 million. In the five month period ende d August to December 2001, Intranets K.K. had revenues of JPY 400 thousand and an operatin loss of JPY 760 thousand. Intranets K.K. is headquartered in Tokyo, Japan.

About Crayfish
Founded in 1995, Crayfish Co., Ltd. (CRFH) of Tokyo, Japan, is a leading provider of e-mail services to small and medium-sized businesses in Japan, offering customized, reliable and expandable e-mail services and Internet solutions under the brand name "DESKWING". Crayfis] has its American Depository Receipts (ADRs) listed on NASDAQ National Market (ticker: CRFI in the USA, and its common shares listed on MOTHERS (ticker: 4747) in Japan. Crayfish Co., Lt headquarters is located at WICS Bldg. 6F, Ikebukuro 2-2-1, Toshima-ku, Tokyo 171-0014, Japan.

Safe Harbor
This release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Crayfish cautions readers that forward-looking statements are based on Crayfish's current expectations and involve a number of risks and uncertainties. Factors that could cause actual results to differ materially are (i) competitic from other providers in the Japanese email and web-hosting market; (ii) Crayfish's limited operatir history; (iii) any failure to maintain the reliability and security of its services; (iv) Crayfish's abili to maintain and expand its customer base; (v) an unforeseen decline in earnings as a result of an unforeseen decline in Crayfish's customer base; (vi) an unforeseen change in the prices of the Company's services in response to changes in market demand for its services;(vii) an unforeseen decline in earnings as a result of corporate changes carried out by major shareholders of Crayfish; (viii) un unforeseen change in the technology underlying its products and services; (ix) market acceptance of new services; (x) in addition to other risk factors appearing from time to time in Crayfish's filings with the United States Securities and Exchange Commission. Crayfish assumes r obligation to update this information which speaks as of the date of this release unless specifically noted otherwise.

All financial results in this release are unaudited and have been prepared in accordance with Japar Generally Accepted Accounting Principles (Japan GAAP) unless otherwise indicated.

<u>Contact information:</u>

<For corporate information in Japan>
Investor Relations Department
81-3-5957-0695
ir@crayfish.co.jp